

August 15, 2023

Anat Cohen-Dayag
President and Chief Executive Officer
Compugen Ltd
Azrieli Center
26 Harokmim Street
Building D
Holon 5885849 Israel

> **Re: Compugen Ltd**
> **Form 20-F for Fiscal Year Ended December 31, 2022**
> **Filed February 28, 2023**
> **File No. 000-30902**

Dear Anat Cohen-Dayag:

We have limited our review of your filing to the financial statements and related disclosures and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to the comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to the comment, we may have additional comments.

Form 20-F for Fiscal Year Ended December 31, 2022

Exhibit 13.1, page 1

1. Please amend your filing to provide revised Section 906 certifications that refer to the correct fiscal year end of December 31, 2022. In doing so, please refile the Form 20-F in its entirety, along with updated certifications that are currently dated and refer to the Form 20-F/A.

In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Li Xiao at (202) 551-4391 or Mary Mast at (202) 551-3613 with any questions.

Sincerely,

Division of Corporation Finance
Office of Life Sciences